Exhibit 5.4

Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel. 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

August 24, 2005

Quality Distribution, LLC

QD Capital Corporation

3802 Corporex Park Drive

Tampa, Florida 33619

Re:	Registration of Senior Floating Rate Notes due 2012 of Quality Distribution, LLC and QD Capital Corporation

Ladies and Gentlemen:

At your request, we are delivering this opinion in connection with Amendment No. 1 to the Registration Statement (the “Registration Statement”) on Form S-4 (File No. 333-122641) of Quality Distribution, LLC, a Delaware limited liability company, and QD Capital Corporation, a Delaware corporation (the “Issuers”), in connection with the Issuers’ offer (the “Exchange Offer”) to exchange up to $85,000,000 aggregate principal amount of the Issuers’ Senior Floating Rate Notes due 2012, issued pursuant to an Indenture dated as of January 28, 2005 (the “Indenture”), among the Issuers, the guarantors named therein and The Bank of New York Trust Company, N.A., as Trustee (the “Trustee”), that have been registered under the Securities Act of 1933 (the “New Notes”), which New Notes will be guaranteed (the “Guarantees”) by, among others, Chemical Leaman Corporation, a Pennsylvania corporation (the “Pennsylvania Guarantor”), for a like principal amount of the Issuers’ outstanding Senior Floating Rate Notes due 2012 (the “Old Notes”), which Old Notes were issued under the Indenture and guaranteed by the Pennsylvania Guarantor.

In connection with this opinion letter, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the Articles of Incorporation and Bylaws of the Pennsylvania Guarantor, the Indenture and such other documents, records and other instruments as we have deemed appropriate for purposes of the opinions set forth herein. We have assumed the authenticity of the documents submitted to us as originals, the conformity to

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Quality Distribution, LLC QD Capital Corporation August 24, 2005

the original documents of all documents submitted to us as certified, facsimile or photostatic copies, and the authenticity of the originals of all documents submitted to us as copies.

Upon the basis of the foregoing, we are of the opinion that when the New Notes and the Guarantees have been duly executed, authenticated and delivered in accordance with the Indenture in exchange for the Old Notes pursuant to the Exchange Offer, the Guarantee by the Pennsylvania Guarantor of the New Notes will be the valid and binding obligation of the Pennsylvania Guarantor.

The foregoing opinion is subject to the following qualifications:

(a)	Our opinion is limited to the laws of the Commonwealth of Pennsylvania;

(b)	Our opinion is subject to the effect of bankruptcy, insolvency, fraudulent transfer and other similar laws affecting the rights and remedies of creditors generally and to general principles of equity; and

(c)	We have assumed that the Indenture constitutes a valid and binding obligation of the parties thereto other than the Pennsylvania Guarantor.

This opinion may be relied upon by your counsel, O’Melveny & Myers LLP, in connection with its opinion that is filed as an exhibit to the Registration Statement.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Morgan Lewis & Bockius LLP